UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(§ 240.13(E)-100)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

CALAMOS ASSET MANAGEMENT, INC.

(Name of Issuer)

CALAMOS ASSET MANAGEMENT, INC.

(Name of the Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

12811R104

(CUSIP Number of Class of Securities)

J. Christopher Jackson

Senior Vice President and General Counsel

Calamos Asset Management, Inc.

2020 Calamos Court

Naperville, Illinois 60563

(630) 245-7200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

John T. Blatchford

Christopher G. Barrett

Vedder Price P.C.

222 N. LaSalle St., Suite 2600

Chicago, Illinois 60601

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$169,377,211	$19,631

*	The transaction valuation is estimated solely for purposes of calculating the filing fee. The calculation assumes the purchase of all outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Calamos Asset Management, Inc. (the “Company”) by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), at a purchase price of $8.25 per Share, net to the seller in cash. There were 20,530,571 shares of Class A common stock outstanding as of December 30, 2016, none of which are held by the Offeror.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 1 for Fiscal Year 2017 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	Schedule TO (File No. 005-83475)
Filing Party:	CPCM Acquisition, Inc., Calamos Partners LLC, John P. Calamos, Sr. and John S. Koudounis
Date Filed:	January 18, 2017

Neither the Securities and Exchange Commission nor any state securities commission has: approved or disapproved of the transaction contemplated herein; passed upon the merits or fairness of such transaction; or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 (this “Amendment”) amends and supplements the Transaction Statement on Schedule 13E-3 originally filed by Calamos Asset Management, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on January 19, 2017 (as may be further amended or supplemented from time to time, the “Schedule 13-3”) relating to the offer by CPCM Acquisition, Inc., a Delaware corporation (the “Offeror”), a wholly owned subsidiary of Calamos Partners, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of Class A Common Stock of the Company pursuant to, and subject to the terms and conditions set forth in, the Offer to Purchase of the Offeror and Parent, dated as of January 18, 2017, as amended (as may be further amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), each as originally filed as exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”) of the Acquiror Group (as defined below) filed by the Acquiror Group with the Commission on January 18, 2017, as amended and as may be further amended or supplemented from time to time. Offeror, Parent, John P. Calamos, Sr., the Founder, Chairman of the Board and Global Chief Investment Officer of the Company who controls the Parent, and John S. Koudounis, the Chief Executive Officer of the Company, are sometimes referred to herein collectively as the “Acquiror Group.”

In response to the Offer, the Company originally filed a Solicitation/Recommendation Statement on Schedule 14D-9 on January 19, 2017, which has been subsequently amended (as so amended, the “Schedule 14D-9”). The responses to each item in the Schedule 13E-3, as amended herein, are qualified in their entirety by the information contained in the Offer to Purchase, Schedule TO and the Schedule 14D-9 incorporated by reference herein. Information contained in amendments and supplements to the Offer to Purchase, Schedule TO and the Schedule 14D-9 later filed with the SEC shall be deemed to update and supersede, to the extent applicable, information previously incorporated by reference herein.

The Amendment is being filed to amend Items 4, 5, 7, 8, and 13 as reflected below and to amend and supplement Item 16 with additional exhibits. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 13E-3 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Offer to Purchase or Schedule 14D-9, as applicable.

Item 4.	Terms of the Transaction

Item 4. Terms of the Transaction is hereby amended to amend and restate information set forth under “(e) Provisions for Unaffiliated Security Holders” as follows:

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Offer to Purchase under “The Offer—Section 9—Certain Information Concerning the Offeror and Parent” and in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—(b) The Tender Offer and Merger” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Item 5. Past Contacts, Transactions, Negotiations and Agreements is hereby amended to amend and restate information set forth under “(a) Transactions” as follows:

(a) Transactions. The information set forth in the Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” which includes descriptions of certain transactions that occurred during the past two years between the Company and certain executive officers, directors and affiliates, and the information set forth in the Offer to Purchase under “Special Factors—Section 1—Background”, “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares”, “Special Factors—Section 10—Related Party Transactions” and “Special Factors—Section 11—Interests of Certain Persons in the Offer,” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects

Item 7. Purposes, Alternatives, Reasons and Effects is hereby amended to amend and restate information set forth under “(d) Effects” as follows:

(d) Effects. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—(k) Certain Company Information— Estimated Annual Compliance Cost Savings” and in the Offer to Purchase under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company”, “Special Factors—Section 4—Our Position Regarding Fairness of the Transaction”, “Special Factors—Section 5—Effects of the Offer and the Merger”, “Special Factors—Section 7—Summary of the Merger Agreement”, “Special Factors—Section 8—Dissenters’ Appraisal Rights; Rule 13e-3”, “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences”, “The Offer—Section 7—Possible Effects of the Offer and the Merger on the Market for the Shares; NASDAQ Listing; Registration under the Exchange Act; Margin Regulations” “The Offer—Section 13—Certain Legal Matters; Regulatory Approvals” and “Schedule C—General Corporation Law of Delaware Section 262 Appraisal Rights” is incorporated herein by reference.

Item 8.	Fairness of the Going-Private Transaction

Item 8. Fairness of the Going Private Transaction is hereby amended to amend and restate information set forth under “(c) Approval of Security Holders” as follows:

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under “Summary Term Sheet—What Are the Most Significant Conditions to the Offer?”, “Introduction”, and “Special Factors—Section 2—Purpose of and Reasons for the Offer; Plans for the Company” and in the Schedule 14D-9 under “Item 2. Identity and Background of Filing Person—(b) The Tender Offer and Merger” is incorporated herein by reference.

Item 13.	Financial Statements

Item 13. Financial Statements is hereby amended to amend and restate the information set forth under “(a) Financial Information” as follows:

(a) Financial Information. The information set forth in the Schedule 14D-9 under “Item 8. Additional Information—(k) Certain Company Information—Summary Financial Information” is incorporated herein by reference. The financial statements of the Company are also incorporated herein by reference to its Form 10-K for the year ended December 31, 2015, including to the section in the Form 10-K titled “Part II—Item 8—Financial Statements and Supplementary Data”. The unaudited consolidated financial statements of the Company on its Form 10-Q for the quarter ended September 30, 2016 are incorporated herein by reference to the section titled “Item 1. Financial Information”.

Item 16.	Exhibits

Item 16. Exhibits is hereby amended and supplemented by including the following additional exhibits:

Exhibit No.	Description

(a)(2)(i)	Schedule 14D-9 of the Company (filed by the Company with the SEC on January 19, 2017 and incorporated herein by reference).

(a)(2)(ii)	Schedule 14D-9/A of the Company (filed by the Company with the SEC on January 30, 2017 and incorporated herein by reference).

(a)(2)(iii)	Schedule 14D-9/A of the Company (filed by the Company with the SEC on February 6, 2017 and incorporated herein by reference).

(a)(5)(i)	Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2015 (filed by the Company with the SEC on March 11, 2016 and incorporated herein by reference).

(a)(5)(ii)	Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2016 (filed by the Company with the SEC on November 4, 2016 and incorporated herein by reference).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 6, 2017	CALAMOS ASSET MANAGEMENT, INC.

	By:	/s/ J. Christopher Jackson
	Name:	J. Christopher Jackson
	Title:	Senior Vice President and General Counsel

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